Exhibit 99.1

GILAT SATELLITE NETWORKS LTD.

INSTRUCTIONS AS TO USE OF
SUBSCRIPTION RIGHTS CERTIFICATES

The following instructions relate to a rights offering (the “Rights Offering”) by Gilat Satellite Networks Ltd., an Israeli company (“Gilat”), to the holders of its ordinary shares, as described in Gilat’s prospectus supplement dated February 18, 2016 (the “Prospectus Supplement”).  Each holder of record of ordinary shares at the close of business on February 29, 2016 (the “Record Date”) will receive one subscription right (the “Subscription Right”) for every nine ordinary shares held by it at the Record Date.  Subscription Rights to purchase up to an aggregate of 9,860,144 ordinary shares of Gilat, par value NIS 0.2 per share (“Ordinary Shares”), are being distributed in connection with the Rights Offering.  Each whole Subscription Right entitles the holder, upon payment of $7.16 in cash (the “Subscription Price”), to purchase two Ordinary Shares (the “Subscription Right”).  In addition, each Subscription Right also carries the right to subscribe at the Subscription Price for additional unsubscribed Ordinary Shares (to the extent available and subject to proration) (the “Over-Subscription Right”).  See “The Rights Offering” in the Prospectus supplement.

No fractional Subscription Rights or cash in lieu thereof will be issued or paid.  Fractional Subscription Rights will be rounded down to the nearest whole number, with such adjustments as may be determined at the sole discretion of the Company which are necessary to ensure that it offers 9,860,144 Ordinary Shares in the Rights Offering.

The Subscription Rights will expire at 5:00 p.m., New York City Time (midnight, Israeli time), on March 21, 2016 (the “Expiration Date”). If you hold your Subscription Rights through an Israeli brokerage company that holds the Subscription Rights through the Tel Aviv Stock Exchange Clearing House Ltd., you must notify your Israeli brokerage company of your election to exercise your Subscription Rights on or before March 21, 2016, at such time as determined by the applicable Israeli brokerage company. Any rights not exercised at or before that time will expire worthless without any payment to the holders of those unexercised rights.

The number of Subscription Rights to which you are entitled is printed on the face of your Subscription Certificate.  You should indicate your wishes with regard to the exercise of your Subscription Rights by completing the appropriate section on the back of your Subscription Certificate and returning the Subscription Certificate to the Subscription Agent in the envelope provided.

Your Subscription Certificate must be received by the Subscription Agent on or before the Expiration Date.  Payment of the Subscription Price of all Subscription Rights exercised, including Subscription Rights pursuant to the Over-Subscription Right, must be received by the Subscription Agent on or before the Expiration Date.  You cannot revoke your exercise of either your Subscription Right or Over-Subscription Right at any time prior to the expiration of the Rights Offering.  In case you hold Subscription Rights through a broker or other nominee, you should verify with your broker or nominee by when you must deliver your instruction.  See also Section 6 below.

1.	Subscription Rights.

If you are a record owner of our Ordinary Shares, you may exercise your rights by delivering a signed exercise form on the back of your Subscription Certificate to American Stock Transfer & Trust Company, LLC, our Subscription Agent, at the address noted below together with payment in full of the subscription price for each right being exercised, by 5:00 p.m., New York City time (midnight, Israel time), on March 21, 2016.

If you are a record owner and reside in Israel, you may also exercise your rights by delivering a signed exercise form on the back of your Subscription Certificate to us at the address noted below, together with payment in full of the subscription price for each right being exercised, by midnight, Israel time, on March 21, 2016.  If you are a record owner who resides in Israel, payment to us may be denominated in U.S. dollars or in New Israeli Shekels, at the representative rate of exchange most recently published by the Bank of Israel at the time of payment.

We and American Stock Transfer & Trust Company, LLC, our Subscription Agent, as applicable, may refuse to accept improperly completed or delivered or unexecuted Subscription Certificates.  We and American Stock Transfer & Trust Company, LLC, our Subscription Agent, as applicable, must receive payment in full of the Subscription Price for each Right being exercised together with the exercise form.

If you are delivering your completed Subscription Certificate and payment for the exercise of your Rights to American Stock Transfer & Trust Company, LLC, our Subscription Agent, please do so by mail, overnight or hand delivery to one of the following addresses:

Hand delivery American Stock Transfer & Trust Company, LLC 6201 15th Avenue Brooklyn, New York 11219 Attention: Reorganization Department	Mail and Overnight Courier American Stock Transfer & Trust Company, LLC 6201 15th Avenue Brooklyn, New York 11219 Attention: Reorganization Department

Record owners who reside in Israel, and who wish to deliver their completed Subscription Certificates and subscription payment for the exercise of their rights directly to us, should do so by mail, overnight or hand delivery to the following address:

Gilat Satellite Networks Ltd. 21 Yegia Kapayim Street, Gilat House, Kiryat Arye, Petah Tikva 4913020, Israel Attention: Adi Sfadia, Chief Financial Officer

American Stock Transfer & Trust Company, LLC, our Subscription Agent, will only accept payment in U.S. dollars.  Any payments to American Stock Transfer & Trust Company, LLC, as Subscription Agent, must be made in U.S. dollars by a bank check drawn on a United States or foreign bank or branch and payable to “American Stock Transfer & Trust Company, LLC, as Subscription Agent,” or by wire transfer of funds to the account maintained by American Stock Transfer & Trust Company, LLC, our Subscription Agent, for this rights offering at JPMorgan Chase Bank, 55 Water Street, New York, New York 10005, ABA #021000021, Account # 530-354616 American Stock Transfer FBO Gilat Satellite Networks Ltd., with reference to the rights holder’s name.

Any payments to us shall be made in U.S. dollar or New Israeli Shekels according to the representative exchange rate most recently published by the Bank of Israel at the time of payment of the Subscription Price and shall be by wire transfer or by bank check drawn on a bank located in Israel, and payable to “Gilat Satellite Networks Ltd.”  Any wire transfer to us should be sent to the following account of Gilat Satellite Networks Ltd.: First International Bank of  Israel  Ltd., Branch 012, Account No. 333271, IBAN IL43031012 0000000 333271, SWIFT Code: FIRBILIT, with reference to the rights holder’s name.

THE METHOD OF DELIVERY OF THE SUBSCRIPTION CERTIFICATE AND THE PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT IS AT YOUR ELECTION AND RISK.  IF YOU SEND YOUR SUBSCRIPTION CERTIFICATE AND PAYMENT BY MAIL, THEN THEY SHOULD BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED.  A SUFFICIENT NUMBER OF DAYS SHOULD BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT PRIOR TO THE EXPIRATION DATE.

2.         Acceptance of Payments.  Payments will be deemed to have been received by the Subscription Agent only upon the (i) receipt by the Subscription Agent of a bank check payable in U.S. dollars drawn upon a United States of foreign bank or branch; or (ii) receipt by the Subscription Agent of confirmation from its bank that a wire transfer has been received.

3.         Effect of Over - and Underpayments.  If you do not indicate the number of Ordinary Shares to be subscribed for on your Subscription Certificate or if you indicate a number of Ordinary Shares that does not correspond with the aggregate Subscription Price payment you delivered, you will be deemed to have subscribed for the maximum number of Ordinary Shares that may be subscribed for, under both the Subscription Right and the Over-Subscription Right, for the aggregate Subscription Price you delivered.  If we do not apply your full Subscription Price payment to your purchase of Ordinary Shares, then we will return the excess amount to you by mail, without interest or deduction, as soon as practicable after the Expiration Date. If you subscribe for fewer than all of the Ordinary Shares represented by your Subscription Certificate, then the unexercised Subscription Rights will become null and void on the Expiration Date.

4.         Execution.

(a)
Execution By Registered Holder.  The signature on the Subscription Certificate must correspond with the name of the registered holder exactly as it appears on the face of the Subscription Certificate without any alteration or change whatsoever.  Persons who sign the Subscription Certificate in a representative or other fiduciary capacity must indicate their capacity when signing and, unless waived by the Subscription Agent in its sole and absolute discretion, must present to the Subscription Agent satisfactory evidence of their authority so to act.

(b)
Execution By Person Other Than Registered Holder.  If the Subscription Certificate is executed by a person other than the holder named on the face of the Subscription Certificate, proper evidence of authority of the person executing the Subscription Certificate must accompany the same unless the Subscription Agent, in its discretion, dispenses with proof of authority.

5.         Delivery of Share Certificates, Etc.  The issuance of Ordinary Shares purchased in the rights offering will be made not later than April 3, 2016 (the “Issuance Date”).  The following deliveries and payments to you will be made to the address shown on the face of your Subscription Certificate unless you provide instructions to the contrary on the back of your Subscription Certificate:

(a)
Share Certificates.  The Subscription Agent will mail to each validly-exercising Subscription Rights holder who is a record holder certificates representing Ordinary Shares purchased pursuant to the Subscription Right and the Over-Subscription Right.

(b)
Excess Payments.  If you exercised your Over-Subscription Right and are allocated less than all of the Ordinary Shares for which you wished to over-subscribe, then your excess Subscription Price payment for Ordinary Shares that were not allocated to you will be returned to you by mail, without interest or deduction, as soon as practicable after the Issuance Date.

6.         To Exercise Subscription Rights through a Bank or Broker.  If you are a beneficial owner of our Ordinary Shares and hold them through a broker, dealer, bank or other nominee (including a member of The Depository Trust Company (“DTC”) or the Tel Aviv Stock Exchange (the “TASE”) Clearing House), rather than in your own name, you should expect your broker, dealer or other nominee to notify you of this Rights Offering and the procedures for exercising or transferring your Subscription Rights.  If you wish to exercise your Subscription Rights, you should contact your nominee to exercise your Subscription Rights sufficiently in advance of the expiration date of the Rights Offering in order to ensure timely delivery of a Subscription Certificate reflecting your exercise.  Your nominee will instruct you as to the proper time and form of payment of the Subscription Price.  In that case, the nominee will complete the Subscription Certificate on behalf of the record date shareholder and arrange for proper payment.

Summarized below are the procedures for exercising your rights if you are a beneficial owner whose Ordinary Shares are held through the TASE Clearing House.

Procedures Applicable to Holders of Shares Through the TASE Clearing House

The Nominee Company of Israel Discount Bank Ltd. (Hevra Le-Rishumim of Israel Discount Bankl Ltd.) will act as the Israeli subscription agent in connection with the rights offering with respect to our Ordinary Shares that are held through an Israeli brokerage firm that holds the rights through our the TASE Clearing House, as well as the Ordinary Shares held in the DTC account of the TASE Clearing House for the benefit of brokers, dealers, banks and other nominees that are TASE Clearing House members.

The TASE Clearing House will credit the accounts of the respective TASE Clearing House members that hold our Ordinary Shares of record as of February 29, 2016 with one subscription right per nine Ordinary Shares held in such accounts.  The TASE Clearing House members and members of TASE will notify their respective beneficial owners as soon as possible about the terms of the Rights Offering in order to ascertain their intentions and to obtain instructions with respect to the subscription rights, specifically if and how many Subscription Rights they elect to exercise, and in the event that they elect to exercise their Subscription Rights in full, if and how many rights they elect to subscribe for pursuant to the Over-Subscription right.

TASE members are required to send a written notice to their clients who registered in their records as our shareholders on the record date notifying them that the rights will not be tradable on any stock exchange and that they can choose among the following alternatives: (i) to not exercise their Subscription Rights at all; (ii) to exercise their Subscription Rights in full or in part; or (iii) to exercise their Subscription Rights in full and subscribe for all or portion of the rights pursuant to the Over-Subscription rights.  Such notice should also state that in the event that such member does not receive any instructions from the client on or prior to March 21, 2016, the client will be deemed to have declared that such client is not interested in exercising the rights and will further be deemed to have declared that such client is aware that such client’s holdings in Gilat will be diluted, that other rights holders may receive the benefit of such client’s unexercised Subscription Rights by subscribing for rights pursuant to the Over-Subscription rights of such other rights holders, resulting in the dilution of such client’s ownership percentages of the outstanding Ordinary Shares and that such client will not be able to receive any consideration for the rights as the rights are not transferable or tradable.

Beneficial owners which wish to exercise their subscription rights must notify their respective TASE members, no later than March 21, 2016, at the time determined by the applicable member, as to the number of subscription rights they elect to exercise, and, if they elect to exercise their subscription rights in full, the number of rights subscribed for pursuant to the over-subscription rights, if any.

TASE Clearing House members must deliver to the TASE Clearing House by 9:00 a.m. Israel time on March 21, 2016, a notice setting forth: (i) the total number of rights subscribed for through the exercise of the subscription rights of its respective clients and (ii) the total number of rights subscribed for pursuant to the over-subscription rights, if any, by such beneficial owners.  TASE members and TASE Clearing House members are required to ensure that any client that elected to exercises its over-subscription right has exercised its subscription right in full. TASE Clearing House members bear the sole responsibility and liability for the results of any mistake in such member’s exercise notice.

The TASE Clearing House must notify, by 12 p.m. Israel time on March 21, 2016, the Nominee Company of Israel Discount Bank Ltd., which, in turn, must notify us by 3:00 p.m. Israel time on March 21, 2016, of (i) all exercises of subscription rights and (ii) all exercises of over-subscription rights by the TASE Clearing House members.

The TASE Clearing House will credit the accounts of the respective TASE Clearing House members with the Ordinary Shares issued to them in the rights offering, concurrently with the debit of the subscription price from such accounts, on or about April 3, 2016.  The payment of the subscription price will be denominated in NIS, at the “known” representative rate of exchange, which is the representative rate of exchange published by the Bank of Israel on the date prior to such date.  On such date, the Nominee Company of Israel Discount Bank Ltd. will transfer the related payment to us.

Set forth below is a summary of the offering timeline for holders of shares through the TASE Clearing House:

February 29, 2016	Record date

February 29, 2016	TASE Ex-Rights date

March 21, 2016, at the time determined by the applicable TASE member
The last day for clients of TASE members to notify the applicable TASE member as to the number of subscription rights they elect to exercise, and to the extent that such subscription rights are exercised in full, the number of rights subscribed for pursuant to the over-subscription rights, if any.

March 21, 2016, by 9:00 a.m. Israel time	TASE Clearing House members deliver to the TASE Clearing House notices of rights exercised pursuant to the subscription and over-subscription rights.
No later than April 3, 2016
TASE Clearinghouse debits the TASE members for the aggregate subscription price due from them in consideration for the exercise of the rights and credits the account of our Israeli nominee company with the total amount due in respect of the exercise of rights by the TASE members.

No later than April 3, 2016	Payment date of the total subscription exercise amount to Gilat and Gilat issues a share certificate to our Israeli nominee company.

On or about April 3, 2016
The Israeli nominee company credits the accounts of the respective TASE Clearing House members with the Ordinary Shares issued to them in the rights offering, concurrently with the debit of the subscription price from such accounts.

7.         Procedures for DTC (The Depository Trust Company) Participants.  In the case of holders of Subscription Rights that are held of record through DTC, exercises of the Subscription Right and the Over-Subscription Right may be effected by instructing DTC to transfer Subscription Rights from the DTC account of such holder to the DTC account of the Subscription Agent, together with certification as to the aggregate number of Subscription Rights you are exercising and the number of Ordinary Shares you are subscribing for under your Subscription Right and your Over-Subscription Right, if any, and your Subscription Price payment for each Ordinary Share that you subscribed for pursuant to your Subscription Right and your Over-Subscription Right.

8.         Substitute Form W-9.  Each Rights holder who elects to exercise the Subscription Rights through the Subscription Agent and who is a U.S. person should provide the Subscription Agent with a correct Taxpayer Identification Number (“TIN”) and, where applicable, certification of such Rights holder’s exemption from backup withholding on Substitute Form W-9, which is included in this package of subscription materials.  Each Rights holder who elects to exercise the Subscription Rights through the Subscription Agent and who is not a U.S. person should provide the Subscription Agent with certification of such Rights holder’s foreign status on a Form W-8.  Additional copies of the Substitute Form W-9 and copies of Form W-8 may be obtained upon request from the Subscription Agent at the address indicated above.  Failure to provide the information on the form may subject such holder to federal income tax withholding with respect to any proceeds received by such Rights holder.